China Security & Surveillance Technology Inc. Provides Preliminary First Quarter Results

Shenzhen, China, June 16, 2006-----China Security & Surveillance Technology Inc., (CSSTF: OTCBB), a leading provider of digital surveillance technology products and services in China, today provided its preliminary outlook on its expected financial results for the first quarter ended March 31, 2006.

For the first quarter of 2006, China Security expects to report revenues of $12.8 to $13.5 million, an increase of 54 to 62 percent compared to its unaudited revenue results for the first quarter of last year. Management expects first quarter 2006 net income of $3.0 to $3.2 million, an increase of 66 to 77 percent compared to its unaudited net income results for the first quarter last year.

“As our business continues to ramp, we remain subject to seasonal fluctuations related to the Chinese New Year which occur during the first half of the year,” commented Mr. Tu, Guoshen, Chief Executive Officer of China Security. “Historically our peak seasons are during the third and fourth calendar quarters. As previously reported, we remain confident in our ability to meet or exceed the ‘make good’ provision associated with our prior private placement offering which called for a minimum of $17.5 million in net income for 2006.”

About China Security & Surveillance Technology

Based in Shenzhen, China, China Security designs, manufactures and provides security surveillance solutions through its wholly owned subsidiary, the Golden Group Ltd. China Security has a manufacturing facility located in Shenzhen and three R&D facilities which leverage an exclusive collaboration agreement with Beijing University. In addition, China Security has built a diversified customer base through its extensive sales and service network that includes 37 points of presence throughout China.

Safe Harbor Statement

This press release contains forward-looking statements, including statements about China Security’s revenue and net income for the first fiscal quarter of 2006, its ability to ramp up its business, and its ability to attain the financial thresholds relating to make good obligations associated with its prior private placement. Risk factors that could cause actual results to differ materially from those projected in forward-looking statements include those risk factors disclosed in China Security’s SEC reports, including its reports on Form 20-F. China Security’s auditor has not completed its review of China Security’s first quarter 2006 financial statements and management’s expectation regarding future levels of net income and revenues may need to be adjusted based upon any adjustments that China Security’s auditor may deem necessary All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risks and other factors detailed in China Security’s reports filed with the Securities and Exchange Commission. China Security & Surveillance Technology Inc. undertakes no duty to update those forward-looking statements.

Contact:
Company:	Investors:
Terence Yap	Brett Maas, Hayden Communications
(646) 713-4888	(646) 536-7331
(852) 98387413
terence@goldengroup.cn	brett@haydenir.com